

January 31, 2013

Via E-mail
Jin Shi
Chief Executive Officer
China Growth Equity Investment Ltd.
CN11 Legend Town, No. 1 Balizhuangdongli
Chaoyang District, Beijing, 100025, PRC

> **Re: China Growth Equity Investment Ltd.**
> **Revised Preliminary Merger Proxy Statement on Schedule 14A**
> **Filed January 23, 2013**
> **File No. 001-35192**

Dear Mr. Shi:

We have reviewed your filing and response letter dated January 23, 2013 and have the following comments.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. We note you are soliciting proxy material in connection with an annual general meeting of shareholders at which directors are to be elected. Therefore, pursuant to Rule 14a-3(b)(1) of the Exchange Act, your proxy statement shall include, for China Growth Equity Investment Ltd., consolidated and audited balance sheets, statements of income and cash flows as of December 31, 2012. Please revise. In addition, please revise to include unaudited pro forma condensed combined financial data assuming that the business combination had occurred at the beginning of the statement of operations for the year ended December 31, 2012.

2. Please highlight that unlike most SPAC merger procedures, your holders of CGEI shares may elect to redeem his, her or its shares irrespective of whether he, she or it votes for or against the approval of the merger proposal. As a result, the merger can be approved by shareholders who will redeem shares and no longer remain shareholders leaving shareholders who chose not to redeem, holding shares in a company with a less liquid

trading market, substantially fewer shareholders, less cash, and the potential inability to meet the listing standards of NASDAQ. We note your disclosure regarding possible reduction of public float on page 26.

Questions and Answers, page 1

Are CDGC's shareholders required to approve the merger?, page 2

3. We note your response to comment 3 in our letter dated January 18, 2013. Please revise to provide specific disclosure, as provided in your response letter dated January 23, 2013, related to what the CDGC Class A preferred shareholders approved and describe how and why you believe the approvals will facilitate the merger.

Q: What is the US dollar value of the entirety of the outstanding obligations of CDGC and Pingtan Fishing and their respective affiliates?, page 2

4. We note your response to comments 4, 5 and 14 in our letter dated January 18, 2013. Specifically, we note your revised disclosure provided on page 167. Please revise this Q&A and your added risk factor disclosure provided on page 54 to also include the information included in your response and on page 167. This includes providing the following:

- how much of the related party loans will be repaid upon consummation of the Pingtan Fishing share purchase agreement;
- how much of the related party loans have already been repaid by the applicable related parties; and
- what will occur if the remaining balance of the related party loans is not fully repaid upon the consummation of the Pingtan Fishing share purchase agreement, including discussion of the possibility that CGEI will be repaid with fishing vessels from Hong Long instead of cash.

Please also disclose the current net amount owed by related parties as of the latest amendment to your proxy statement.

Liquidity and Capital Resources, page 101

5. We note your response to prior comment 11 from our letter dated January 18, 2013. In addition to your current disclosure, please state when the VIEs expect to pay Fujian WangGang and hence the Company $185.33 million owed as September 30, 2012.

Liquidity and Capital Resources, page 144

Total Obligations, page 149

6. Please disclose in detail any new loan's entered into subsequent to September 30, 2012, including the lender, whether the lender is a related party, terms of the loans, and current status.

7. We note your disclosure on page 167 regarding Xinrong Zhuo potential plan to repay any remaining related party funds with fishing vessels from Hong Long rather than cash. Please disclose this information in the liquidity section. Please also disclose in this section the current net amount owed by related parties as of the latest amendment date.

Off-Balance Sheet Arrangements, page 149

8. With regard to your guarantees and collateral arrangements, please disclose if they are with related parties and the business purpose for these arrangements. Also, disclose in detail the risks associated with these arrangements.

You may contact Inessa Kessman, Staff Accountant, at (202) 551-3371, or Ivette Leon, Assistant Chief Accountant at (202) 551-3351, if you have questions regarding comments on the financial statements and related matters. Please contact Reid Hooper, Attorney-Adviser, at (202) 551-3359, Kathleen Krebs, Special Counsel, at (202) 551-3350, Celeste M. Murphy, Legal Branch Chief, at (202) 551-3257, or me, at (202) 551-3810, with any other questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director

cc: Via E-mail
        William N. Haddad, Esq.